1000 Stanley Drive, New Britain, CT 06053 T (860) 225 5111

September 9, 2025

Via EDGAR

Ms. Claire Erlanger and Mr. Kevin Woody
Division of Corporation Finance
Office of Manufacturing
United States Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549

Re: Stanley Black & Decker, Inc.
Form 10-K for the Year Ended December 28, 2024
Form 10-Q for the Quarter Ended March 29, 2025
Response Letter dated August 6, 2025
File No. 001-05224

Dear Ms. Erlanger and Mr. Woody:

The following is in response to the comment of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission contained in the comment letter dated August 26, 2025 pertaining to the Form 10-K for the fiscal year ended December 28, 2024 of Stanley Black & Decker, Inc. (the “Company”) filed on February 18, 2025 (the “Form 10-K”), and the Company’s response letter dated August 6, 2025. The Staff’s comment is repeated below (in bold-italics type) with the Company’s response following (in regular type).

Form 10-K for the Year Ended December 28, 2024

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Certain Items Impacting Earnings, page 32

1.We note your response to our prior comment, and continue to believe that the adjustment to your non-GAAP financial measures for the write-off of inventory related to the closure of the Ft. Worth site is not appropriate as those costs represent normal, recurring costs of operations. See Question 100.01 in the Compliance & Disclosure Interpretations on Non-GAAP Financial Measures. Please revise future filings accordingly.

The Company respectfully acknowledges the Staff’s comment and while the Company respectfully disagrees with the Staff’s comment, it will remove the above-referenced adjustment for the write-off of inventory related to the closure of the Fort Worth site from its non-GAAP measures when the relevant period is presented in future filings.

Ms. Claire Erlanger and Mr. Kevin Woody United States Securities and Exchange Commission

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If you have any questions pertaining to the foregoing, please feel free to contact me at (860) 259-7488.

Sincerely,

/s/ PATRICK HALLINAN

Patrick Hallinan
Executive Vice President and Chief Financial Officer
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